Exhibit 99.1

QVC Group, Inc.

Reconciliation of QVC Group, Inc. ("QVC Group") Net Assets and

Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

June 30, 2025

(unaudited)

amounts in millions

QVC Group Net Assets	$(2,888)
Reconciling items:
Adjustment to reflect Cornerstone Brands, Inc. ("CBI") as an equity investment (1)	(187)
Preferred Stock liability (2)	1,272
Cash held by QVC Group	(262)
Other corporate net (assets) liabilities	48
Liberty LLC Net Assets	$(2,017)

QVC Group Net Earnings	$(2,300)
Reconciling items:
Adjustment to reflect CBI equity method share of (earnings) loss (1)	—
Preferred stock dividends	52
Other corporate (earnings) loss	3
Liberty LLC Net Earnings	$(2,245)

(1)	On December 29, 2017, QVC Group acquired the approximate remaining 62% of HSN, Inc. (which includes its televised shopping business “HSN” and its catalog retail business “CBI”) it did not already own. On December 31, 2018, QVC Group transferred their 100% ownership interest in HSN to QVC, Inc. through a transaction amongst entities under common control and based on the guidance for accounting for transactions amongst entities under common control HSN’s results have been excluded for the entire period. Liberty LLC continues to hold 38% of CBI and accounts for its ownership in CBI as an equity method investment.
(2)	On September 14, 2020, QVC Group issued the 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a fixed rate of 8.0% per year on a cumulative basis, beginning December 15, 2020 and thereafter on each of March 15, June 15, September 15 and December 15 during the term. As the Preferred Stock is subject to unconditional mandatory redemption in cash and was issued in the form of a share, QVC Group concluded the Preferred Stock was a mandatorily redeemable financial instrument and should be classified as a liability in the condensed consolidated balance sheets.